CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees

Brinker Capital Destinations Trust

We consent to the use of our report included herein dated March 2, 2017, with respect to the statement of assets and liabilities (in Organization) of Destinations Large Cap Equity Fund, a series of shares of Brinker Capital Destinations Trust (the “Trust”), as of March 2, 2017, and the related statement of operations (in Organization) for the period of March 2, 2017, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ TAIT, WELLER & BAKER LLP
Philadelphia, Pennsylvania
March 2, 2017